HEARTBEAM, INC.

2118 Walsh Avenue, Suite 210

Santa Clara, CA 95050

September 7, 2021

David Burton

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: HeartBeam, Inc.

Amendment No. 2 to Draft Registration Statement on Form S-1

Submitted July 9, 2021

CIK No. 0001779372

Dear Mr. Burton:

By letter dated July 21, 2021, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided HeartBeam, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Draft Registration Statement on Form S-1 Amendment No. 1 submitted on July 9, 2021. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

Amendment No. 1 to Draft Registration Statement on Form S-1, Submitted July 9, 2021

Use of Proceeds, page 32

1.	We note your response to our prior comment 7. Please revise the Use of Proceeds to state, as you do on page 13, that you will need to secure additional financing in order to fund your first FDA clearance process and market launch and thus will not achieve these actions using solely proceeds. If material amounts of other funds are necessary to accomplish the specified purposes, provide an estimate of the amounts of such other funds and the sources thereof.

Response: The risk factor on page 13 of S-1 Amendment 1 does not include the proceeds from this offering; these proceeds as currently noted in the Use of Proceeds section, fund our first FDA clearances as well as the commercial launch of our ER product.

We have expanded our disclosure to address additional funding needs in addition to this offering.

Dilution, page 35

2.	We note the revisions made in your response to comment 8. However, the intent of its issuance was directed to how the table was formatted – i.e., the placement of “historical net tangible book value per share” should be situated above pro forma net tangible book value. Please make the appropriate revision.

Response: We have added “historical net tangible book value per share” into the table in the format requested.

HEARTBEAM, INC.

2118 Walsh Avenue, Suite 210

Santa Clara, CA 95050

Executive Compensation, page 64

3.	We note your response to our prior comment 13, which we reissue. Please revise the Director Compensation table to disclose by footnote to the appropriate column the aggregate number of option awards outstanding at fiscal year-end for fiscal year 2020 pursuant to the Instruction to Item 402(r)(2)(iii) and (iv) of Regulation S-K.

Response: We have added disclosure regarding option awards outstanding at December 31, 2020.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 81

4.	We note your response to comment 9 and revised disclosure. In the Dilution section, please disclose whether the amount of common stock outstanding excludes the amount of common stock that could be issued upon conversion of the 2015 Notes at a conversion price equal to seventy percent of the price per share in the public offering.

Response: We have expanded the Dilution section disclosure noting that the historical amount of common stock outstanding excludes the amount of the common stock that could be issued upon conversion of the 2015 notes at a conversion price equal to seventy (70)% of the price per share in the public offering.

Note 6 - Stock-based Compensation, page F-14

5.	We note your response to comment 16 in addressing the differences between recent valuations of your common stock to an unknown offering price. However, we will analyze your response after an estimated offering price or range has been determined. In this regard, please address in a revised response the reasons for differences between the fair value attributed to your common stock in recent equity issuances and your initial public offering price, once a price or range has been determined.

Response: We will further address the valuation of our common stock once an estimated offering price or range has been determined.

The company acknowledges that:

●	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in reviewing this filing.

Very Truly Yours,

/s/ Branislav Vajdic
Branislav Vajdic
Chief Executive Officer
HeartBeam, Inc.